Exhibit (a)(1)(H)

Sport Chalet, Inc.
Exchange Offer Expiration Reminder Notice

The purpose of this notice is to remind eligible participants that the offer to exchange certain stock options for new stock options ("Exchange Offer") is scheduled to expire at 5:00 p.m., Pacific Time, on November 6, 2009.  We currently have no plans to extend the expiration date.  Only eligible participants with eligible options can participate in the Exchange Offer.  Eligibility criteria are explained in the Offer to Exchange previously provided to eligible participants.  Eligible participants who do not make an election to tender their eligible options by the expiration date will continue to hold those stock options with their current exercise prices and terms.

Deadline

If you wish to participate in the Exchange Offer or to withdraw or change a previous election(s), your Election Form(s) or Notice of Withdrawal, as the case may be, must be received by us, by 5:00 p.m., Pacific Time, on November 6, 2009.